EXHIBIT 14

YOUR PERSONAL

AND

BUSINESS CONDUCT

12/16/03

NORTHERN STATES FINANCIAL CORPORATION
AND ITS SUBSIDIARIES

BUSINESS CONDUCT - GENERAL

The corporation expects all employees to provide prompt and efficient service, to conduct themselves in accordance with policy and to protect the interest of the corporation. Officers and employees are expected to refrain from such acts listed below which are representative of actions contrary to proper performance of job responsibilities. The corporation is the sole determiner of whether an act listed below has been committed and what action, if any, is to be taken.

-	Making false corporation records.

-	Communicating false, misleading information about the corporation or its staff.

-	Refusing to follow directions from managers.

-	Disclosing information outside the corporation which is deemed confidential.

-	Damaging corporation property.

-	Assisting any person to gain unauthorized access to the corporation’s records or premises.

-	Stealing or helping others to steal.

-	Absences or lateness which is excessive or unnecessary.

-	Failing to report to work without a good reason, or failing to notify your manager within one-half hour of starting time, unless physically unable to do so.

-	Lack of attention to job duties, wasting time, hindering others at their jobs, leaving work without permission or sleeping on the job.

-	Unsatisfactory job performance.

-	Reporting to work under the influence of illegal drugs or alcohol.

-	Selling, purchasing, using or possessing illegal drugs on corporation premises or while on corporation business.

-	Fighting or causing injury to another.

-	Sexual harassment or intimidation.

-	Smoking in areas where it is prohibited.

-	Conduct which the corporation determines to be indecent.

-	Possessing or carrying firearms or other lethal weapons within corporation premises.

-	Failure to follow operating procedures.

-	Misuse of corporation property.

-	Failure to comply with all applicable governmental laws, rules and regulations.

-	Failure to provide full, fair and understandable disclosures in periodic company filings.

-	Shortages or loss of funds which in the corporation’s judgment results from employee error, misjudgment, negligence, or failure to follow procedures.

These are the kinds of actions that would be generally unacceptable at most places of employment. Any other behavior which, in the corporation’s judgment, would not be in its best interest nor that of its customers or staff, should be added to the above list.

The listing above is to be interpreted consistent with the company policy that an employee has the right to terminate his or her employment at any time with or without reasons, and the corporation has a similar right to terminate an employee’s employment at any time, with or without cause.

IMPLICIT OBLIGATION

Failure to adhere to these Personal and Business Conduct policies may subject employees of Northern States Financial Corporation and its subsidiaries to disciplinary action up to and including termination.

In addition to adherence to these policies, employees are obligated and expected to report to the Chairman of the Board and the Audit Committee any information regarding involvement by the corporation or any of its officers, directors or staff in any prohibited activity including illegal or unethical behavior. Further, any accounting, internal accounting control or auditing complaints shall be reported to the Chairman of the Audit Committee. Procedures for reporting such complaints or concerns are identified under the Company’s “Audit Committee Procedures for Treatment of Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters” that is posted at all facilities. The anonymity of the employee will be safeguarded to guard against possible retaliation. Any actions or conditions not specifically covered above shall be considered in terms of the intent of this policy.

CONFIDENTIALITY OF CORPORATE RECORDS

All relationships between Northern States Financial Corporation and its customers are confidential. No one should disclose information except as authorized by the customer, normal exchange between banks under established guidelines or as required by statute or court.

All employees should use care not to discuss corporate business in any place or manner that risks violation of our need for confidentiality, or would in any way impair our competitive position.

Financial information about Northern States Financial Corporation or any of its subsidiaries is not to be given to persons outside the corporation unless it has been reported to the shareholders or otherwise made available to the public. Internal audit reports and reports of certified public accountants intended solely for the use of management and the Board of Directors are not to be given to persons outside the corporation. Such information may be provided to legal counsel in the course of counsel’s representation of the corporation.

No one with commercial banking responsibilities who has information not publicly known or available that may bear on a credit or investment decision shall give such information to anyone who has trust responsibilities.

PUBLIC DISCLOSURE OF BANK ACTIVITIES

From time to time, employees may speak before public groups or bodies or may participate in educational courses, seminars, or similar situations where an important part of their presentation may involve reference to matters of corporate policy or operations. While we wish to assist in improving public understanding of banking, there are at times sound reasons of confidentiality and competitive advantage that prohibit discussion outside the corporation of certain of our policies, procedures systems and plans.

POLITICAL CONTRIBUTIONS

Federal and state laws prohibit Northern States Financial Corporation or its subsidiaries from contributing corporate funds or property in support of a political party or a candidate for public office. Questions as to the propriety of any action that may involve a political candidate or campaign should be discussed with your managing officer before taking any steps that may involve any employee or corporation in possible violation of the law.

CONFLICT OF INTEREST

Business Affiliations

Employees are to avoid assuming or continuing any relationship with outsiders that might, even by implication, cause embarrassment to themselves or impair Northern States Financial Corporation’s best interests or public position.

Employees are to avoid conflicts involving business opportunities that come to their attention as a result of their duties with the corporation. Such conflicts not only damage the corporation’s reputation, they may also constitute criminal violations of the Federal Bank Bribery Law.

Any business opportunity that may be or potentially be viewed as a conflict must be disclosed and approved by the Board of Directors.

Periodically, a questionnaire dealing with outside business affiliations will be distributed and must be completed and returned as instructed.

Government Organizations and Board Directorships

Employees are encouraged to participate in appropriate professional groups and responsible civic organizations if such service does not interfere with their duties in the corporation.

Conflict of interest problems may arise when employees serve as members of a government organization, for example, state, city, village or township boards, commissions, or committees; school boards; state or community college boards or the like. An employee who wishes to become a member of such organization or run for an elected office should notify and receive permission from the Chairman of the Board prior to accepting a position.

When participation as a director or officer of an outside organization due to the employee’s individual talents and because the employee represents the corporation and the appointment best serves the interest of the corporation, the employee should request permission from the Board of Directors prior to acceptance.

The types of organizations covered by this policy are both profit and nonprofit in nature and substantial in size (i.e., Chamber of Commerce, hospital, social welfare, professional, educational, etc.). This does not apply to participation in religious and political organizations.

BEQUESTS AND ESTATE MANAGEMENT

The trust, confidence and close personal relationships that customers often develop with their bankers sometimes result in an employee being named as the recipient of a bequest under a customer’s Will or as personal representative of a customer’s estate.

A bequest may be as inappropriate as other substantial gifts. A bequest should be tactfully declined at a customer’s first indication of an intended bequest.

Management of estates is an important part of the trust business of Northern States Financial Corporation and it is a conflict of interest for an employee to accept appointment as an executor or trustee of a customer’s estate (other than a member of the family). Estate management requires substantial time and effort that could interfere with normal duties.

Exceptions to these policies should be discussed with and approved by the Chairman of the Board.

ANTI TRUST LAWS

Banking is highly competitive. Northern States Financial Corporation and its subsidiaries, while maintaining friendly relationships with other financial institutions, has always competed aggressively. This policy has contributed substantially to our success.

It is important that each representative of the corporation or its subsidiaries avoid saying anything in the course of normal business and personal relationships with others that could be interpreted as an agreement to cooperate with other banks in a common course of actions as to rates of interest paid, the terms on which loans are made or the price of our services. We have always made our own decisions in these matters and will continue to do so.

Accordingly, rates, terms, charges and fees are not matters for discussion with other bankers except when action by a banking group is called for or the information is readily available to the public.

RECEIPT OF GIFTS

The offering of gifts or special privileges in connection with a bank business transaction creates a potential for abuse or improper influence and can endanger the trust and confidence that are essential to the business of banking. In recognition of this danger, Congress enacted the Bank Bribery Act which makes it a federal crime to attempt to corrupt or reward a bank official in connection with a business transaction of the bank. It is also a crime for a bank official to solicit or accept anything of value in connection with a business transaction of the bank. The penalties for violation of this statute can include both monetary fines and imprisonment.

The federal law underscores the importance of giving careful consideration to the giving or receiving of gifts in connection with the corporation’s business, not only because such gifts can give an appearance of impropriety, but also because they carry the potential for criminal violations.

Gifts to employees from customers generally are intended as sincere expressions of friendship and appreciation based upon the personal relationships that often develop in the normal conduct of business. Nevertheless, substantial gifts of any kind, whether in the form of food, merchandise, unusual discounts, entertainment or the undue use of customer or supplier facilities should be courteously declined as contrary to policy. Properly handled, this can be done without offense.

It is neither practical nor desirable to have an inflexible rule against gifts of any kind, or to precisely define a “substantial gift.” Nor is the purpose of this policy to create a barrier to normal social relationships. It is the policy, however, that gifts be limited to $100, or if the value of such gift or benefit exceeds $100, a report to the Chairman of the Board be made. This report will periodically be made to the Audit Committee of the Board of Directors.

PERSONAL INDEBTEDNESS
TO A NORTHERN STATES FINANCIAL CORPORATION SUBSIDIARY

Employees may borrow from the company so long as normal credit standards are applied and the loan terms are not more favorable than those available to other bank customers under similar risk.

Certain officers who are classified as “Executive Officers” of the corporation or one of its subsidiaries pursuant to federal banking regulations are subject to special restrictions on borrowing.

Members of this restricted group are notified of restrictions by separate communication annually.

TO OTHERS

Employees should not borrow from one another or from suppliers, customers, other firms or persons who are not recognized as being lending institutions.

From time to time, requests may be made for reports of loans outstanding. All officers will be asked to complete this form at least annually. Notification to the Board is required for any borrowing in excess of $100,000 within ten days of funding.

The essence of banking is trust and confidence. Employees are expected to maintain utmost integrity, to conform to high ethical standards and to remain free from influence that could impair, or appear to impair in any way, impartial objective banking judgment or actions.

This memo provides general principles of personal and business conduct that evolved through the years from legal and regulatory requirements and banking experience. It does not cover all conceivable situations but illustrates the nature of restrictions on your activities that, as employees of Northern States Financial Corporation, you accept as inherent in your responsibilities.

After reading this policy, please complete the attached form detailing the required information and sign the acknowledgment statement and return the complete policy as instructed.

Fred Abdula
Chairman of the Board